Exhibit 99.27(d)(7)

ASPIDA LIFE INSURANCE COMPANY (the “Company”) Administrative Office: [2327 Englert Drive Durham, NC 27713] [800.367.7814] | [303.220.8056] (fax) [www.aspida.com]

Waiver of Withdrawal Charges for Required Minimum Distribution

This Endorsement is attached to and is made a part of Your Contract as of the Contract Effective Date and is subject to all the exclusions, definitions and provisions of the Contract. If any exclusions, definitions or provisions contained in this Endorsement are contrary to or inconsistent with those of the Contract, the components of this Endorsement will control. All terms capitalized, but not defined below, have the meaning prescribed to them in Your Contract.

The Free Withdrawal Option provision of Your Contract is modified to include the following benefit.

REQUIRED MINIMUM DISTRIBUTION

This benefit only applies if the Contract was issued in connection with certain IRAs or other tax-qualified plans. Any Required Minimum Distribution (RMD) taken will not be subject to Withdrawal Charges and will reduce the Free Withdrawal Amount available under this Contract.

A Request for the RMD may be made after the RMD Eligibility Date stated in the Data Section of Your Contract. The amount of a calendar year RMD will be no greater than as calculated under the Internal Revenue Code based on the value of Your Contract at the end of the previous calendar year or the Contract Value on the Contract Effective Date if still in the first Contract Year.

The amount of the calculated calendar year RMD may be requested by You at any time in the calendar year, subject to any requirements and restrictions described in the Free Withdrawal options in the Data Section of Your Contract. You may not request more than one (1) calendar year RMD within any one (1) Contract Year.

This Endorsement will terminate when Your Contract terminates.

Signed for Us at Our Administrative Office on the Contract Effective Date.

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[Secretary]

Aspida is the trade name of Aspida Life Insurance Company, Aspida Re (Bermuda) Ltd., and their affiliates.

Each company is solely responsible for its own financial conditions and contractual obligations.

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